Filed by IntercontinentalExchange, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Companies: NYSE Euronext (Commission File No. 001-33392) IntercontinentalExchange, Inc. (Commission File No. 001-32671)

IntercontinentalExchange

First Quarter 2013 Earnings Presentation

May 1, 2013

Forward-Looking Statement and Legends

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This presentation may contain “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements regarding IntercontinentalExchange’s business that are not historical facts are forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. These statements are not guarantees of future performance and actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement. The factors that might affect our performance include, but are not limited to: our business environment and industry trends; conditions in global financial markets; domestic and international economic conditions; volatility in commodity prices and price volatility of financial contracts such as equity indexes and foreign exchange; our ability to complete the acquisition of NYSE Euronext and to do so in a timely manner, realize the anticipated benefits within the expected time frame, and efficiently integrate NYSE Euronext’s operations; changes in laws and regulations; increasing competition and consolidation in our industry; our ability to identify and effectively pursue acquisitions and strategic alliances and successfully integrate the companies we acquire on a cost-effective basis; the success of our clearing houses and our ability to minimize the risks associated with operating multiple clearing houses in multiple jurisdictions; technological developments, including ensuring that the technology we utilize is not vulnerable to security risks; the accuracy of our cost estimates and expectations; our belief that cash flows will be sufficient to service our debt and fund our working capital needs and capital expenditures for the foreseeable future; our ability to develop new products and services on a timely and cost-effective basis; leveraging our risk management capabilities; maintaining existing market participants and attracting new ones; protecting our intellectual property rights; not violating the intellectual property rights of others; potential adverse litigation results; our belief in our electronic platform and disaster recovery system technologies; and identification of trends and how they will impact our business. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see ICE’s Securities and Exchange Commission (SEC) filings, including, but not limited to, the risk factors in ICE’s most recent Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and the risk factors in the joint proxy statement/prospectus of IntercontinentalExchange Group, Inc. (“ICE Group”), as filed with the SEC on April 30, 2013. These filings are also available in the Investors & Media section of our website. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all factors that may affect our business and prospects. Further, management cannot assess the impact of each factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition by ICE of NYSE Euronext, ICE Group has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the proposed transaction. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

Forward-Looking Statement and Legends (cont)

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions described in the Agreement and Plan of Merger, dated as of December 20, 2012, as amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of March 19, 2013, by and among ICE, NYSE Euronext, ICE Group, Braves Merger Sub, Inc. and Baseball Merger Sub LLC. You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2013 annual meeting of stockholders, as filed with the SEC on March 28, 2013. You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and NYSE Euronext’s proxy statement for its 2013 annual meeting of stockholders, filed with the SEC on March 22, 2013. Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

GAAP AND NON-GAAP RESULTS

This presentation includes non-GAAP measures that exclude certain items the company considers are not reflective of our core business performance. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. These non-GAAP measures should be considered in context with our GAAP results. A reconciliation of Adjusted Net Income Attributable to ICE and Adjusted Diluted Earnings Per Common Share Attributable to ICE to the equivalent GAAP measure and an explanation of why we deem these non-GAAP measures meaningful appears in our earnings release dated May 1, 2013 and in the appendix to this presentation. The reconciliation of Adjusted Operating Income, Operating Margin and Operating Expenses to the equivalent GAAP results and an explanation of why we deem these non-GAAP measures meaningful appear in the appendix to this presentation. Our earnings press release and this presentation are available in the Investors & Media section of our website at www.theice.com. Our earnings press release is also available in our Current Report on Form 8-K filed with the SEC on May 1, 2013.

Earnings Conference Call – First Quarter 2013

Jeffrey C. Sprecher

Chairman and Chief Executive Officer

Scott A. Hill

Senior Vice President, Chief Financial Officer

Charles A. Vice

President, Chief Operating Officer

Kelly L. Loeffler, CFA

Melanie S. Skijus, CFA

Vice President, Investor Relations &

Director, Investor Relations Corporate Communications

Commitment to Execution and Growth

ICE Revenues

$1,327 $1,363 1Q13 Operational Performance

$1,400

$1,150 Average daily volume (ADV) of 3.6MM contracts, -4% y/y

$1,050 $995 o Brent ADV +17% y/y, Ag ADV +8% y/y $813

 Volume & open interest (OI) records across products

$700

-4% y/y Launched 16 new energy contracts

$352

$350 Mandatory CDS clearing supported through ICE Clear Credit & Europe

$0

2008 2009 2010 2011 2012 1Q13 Strategic Initiatives 2013

Net Income Attributable to ICE NYSE Euronext transaction on track to close 2H13 $600 $552 Liffe UK clearing transition planned in Summer 2013

$510

 ICE Endex to support development of European natural $398 gas and power markets $400 $301 $316 Credit futures to launch in 2Q13 in the US

+1% y/y Cetip Trader for Brazilian fixed income $200 $149

$0

2008 2009 2010 2011 2012 1Q13 1

(1) This is a non-GAAP measure. 1Q13 net income attributable to ICE in chart above is the non-GAAP figure, refer to slide 18 for reconciliation to the equivalent GAAP measure. GAAP net income attributable to ICE was $135MM, an 8% decrease y/y.

ICE Financial Performance – First Quarter 2013

In millions, except per share amounts

INCOME STATEMENT	1Q13	1Q12	Change y/y
Total Revenues	$352	$365	-4%
Total Operating Expenses	$152	$140	8%
Adj Operating Expenses[1]	$131	$140	-6%
Operating Income	$200	$225	-11%
Adj Operating Income[1]	$221	$225	-2%
Operating Margin	57%	62%	-5 pt
Adj Operating Margin[1]	63%	62%	+1 pt
Tax Rate	28%	30%	-2pts
Net Income Attributable to ICE	$135	$148	-8%
Adj Net Income Attributable to ICE[1]	$149	$148	1%
EPS (Diluted)	$1.85	$2.02	-8%
Adj EPS (Diluted)[1]	$2.03	$2.02	1%
CASH METRICS	**1Q13**	**1Q12**	**Change y/y**
Operating Cash Flow	$150	$186	-19%
Cap Ex & Cap SW excl Real Estate[2]	$14	$12	13%

Non-GAAP Adjustments:
- $17MM NYSE Euronext transaction costs and banker fees related to ICE Endex
- $ 3MM Duplicate rent expense

1Q13 Financial Performance

- Revenues $352MM, -4% y/y
  - Brent revs +14% y/y, Ag revs +6% y/y
- Adj[1] op expense -6% y/y; adj[1] operating margin 63%
- Adj[1] net income attributable to ICE +1% y/y
- Adj[1] diluted EPS +1% y/y
- Operating cash flow of $150MM
- $11 million investment to facilitate New York real estate consolidation

NOTE: Figures may not foot due to rounding.
(1) These are non-GAAP measures. Please refer to the slides 18 and 19 at the end of the presentation for reconciliation to the equivalent GAAP measures.
(2) Real estate capital expenditures were $11MM in 1Q13 and $3MM in 1Q12

6

IntercontinentalExchange

Revenue & Expense Detail – First Quarter 2013

1Q13 Consolidated Revenues 1Q13 Consolidated Expenses

Market Data

15%

Energy 12% Agriculture

61%

12%

Financials

SG&A & Rent

Deprec. & Tech. & Amortization 11% Communications 21% 7%

Prof. Services & Acquisition 17% Costs

34%

10% Cash Comp. & Non-Cash Comp. Benefits

Revenues (In millions) 1Q13 1Q12 y/y %

Energy $213 $231 -8% Financials $43 $50 -14% Agriculture $43 $41 6%

Transaction & Clearing Revenues $300 $322 -7% Market Data $41 $36 12%

Other $11 $7 68%

Total Revenues $352 $365 -4%

Brent rev: $57MM, +14% yty North America Nat Gas rev: $51MM, -28% yty

Expenses (In millions) 1Q13 1Q12 y/y %

Comp. & Benefits $66 $68 -3% Tech. & Communications $11 $12 -8% Prof. Services $7 $9 -21% SG&A & Rent $17 $15 12% Acq. Related Costs $18 $3 417% Depreciation & Amort. $32 $32 1%

Total Expenses $152 $140 8% Adj Expenses1 $131 $140 -6%

Operating Margin 57% 62% Adj Operating Margin1 63% 62%

FY13 adj op expense guidance*: +3% to +5% vs FY12 adj op expenses

*See earnings release for current guidance

NOTE: Figures may not foot due to rounding.

(1) These are non-GAAP measures. Please refer to slide 19 at the end of the presentation for a reconciliation to the equivalent GAAP measures.

ICE Futures – First Quarter 2013

Annual Futures & Options ADV

-4% y/y

 3,600 3,000 2,400 1,800 1,200 600

 -

2008 2009 2010 2011 2012 1Q13

Quarterly Futures & Options Revenues

-5% y/y

$300 $268 $259 $255 $250 $235 $231

$200 $150 $100 $50

$0

1Q12 2Q12 3Q12 4Q12 1Q13 Fin Futures Ag Futures Energy Futures

 1Q13 futures revenues $255MM, -5% y/y 1Q13 ADV of 3.6MM, -4% y/y

 Record volume quarter in WTI & Coal Options; RBOB Gasoline & Coffee futures 1Q13 Rate Per Contract (RPC)

Energy* Ags Financials

1Q13 1Q12 1Q13 1Q12 1Q13 1Q12 $1.05 $1.04 $2.59 $2.56 $1.02 $0.93

 OI 82MM contracts at 3/31/13, +24% y/y

 Estimated April ADV: Energy +20% y/y, Ags +1% y/y

(In 000) 1Q13 1Q12 y/y %

Total Volume 218,412 234,643 -7% ADV

ICE Brent 694 595 17% ICE Gasoil 282 272 4% ICE Other Oil 259 216 20% ICE Natural Gas 1,356 1,863 -27% ICE Power* 565 364 55% ICE Emissions & Other 50 39 28% ICE Sugar 141 137 3% ICE Equity Index 116 145 -20% Other Futures & Options 177 153 15%

Total Average Daily Volume 3,640 3,784 -4%

* Smaller sized power contracts made up 96% of total vol in 1Q13 and 88% in 1Q12

NOTE: Figures may not foot due to rounding

Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures

ICE Credit Derivatives – First Quarter 2013

CDS Open Interest and Gross Notional Cleared

OI (Billions) Notional (Billion $1,800 $45,000 $1,600 $40,000 $1,400 $35,000 $1,200 $30,000 $1,000 $25,000 $800 $20,000 $600 $15,000 $400 $10,000 $200 $5,000 $ $

1 31 61 91 121 151 181 211

Clearing Week

Open Interest Gross Notional

Buyside Cumulative Gross Notional Cleared

ICE Clear Credit – North American CDX $600

$500

$400

$300

March 11, 2013:

Mandatory Clearing Date $200

$100

$

1 22 43 64 85 106 127 148 169

Clearing Week

 1Q13 CDS revenues of $33MM o $18MM from Creditex, -25% y/y, 57% electronic o $16MM from CDS clearing, -4% y/y

 Through Apr 26, $40TR CDS cleared, $1.5TR OI; approximately 400 clearable CDS products o ICE Clear Credit leader in buyside notional cleared with $538B cleared to date

 Credit Market Update o Working with SEC and customers to provide portfolio margining benefits o On track for 2Q13 launch of Credit index futures through ICE Futures U.S. o Category 2 mandatory clearing begins June 10, 2013 o ICE Link instrumental in supporting OTC clearing mandates across the industry

NOTE: Figures may not foot due to rounding

Consistent Cash Generation & Strong Balance Sheet

ICE Operating Cash Flow

Solid Cash Position $800 $733 $150MM in operating cash flow in 1Q13

$713

 $1.4B in unrestricted cash

$600 $534

$487 $2.0B undrawn under existing credit facility $375 o $1.7B available for general corporate use $400

-19% y/y o $303MM available for clearing houses $200 $150 Debt-to-EBITDA ratio of 1.0x

Capital Management

$0

2008 2009 2010 2011 2012 1Q13 Flexibility to pursue growth opportunities in derivatives and clearing

ROIC1 – Industry Peers, S&P500

20% Track record of disciplined capital deployment

15% Delivering Shareholder Value

 Leading ROIC of 18%, avg cost of capital 9%

10%

 Disciplined M&A and organic investment to 5% drive long-term growth

0%

2011 2012 LTM 1Q13*

NYX CME NDAQ S&P 500* ICE WACC

(1) ROIC = (Operating Income x (1-Tax Rate) ) / (Avg Debt + Avg Shareholders Equity + Avg Minority Interest – Avg Cash, Cash Equiv, & ST Investments) Source: Factset, Company Filings. S&P data represents only current constituents. S&P 500 ROIC calculated using invested capital weighted average. *ICE, NDAQ, NYX LTM 1Q13 as of 1Q13, CME as of 4Q12; S&P 500 reflects most recently reported fiscal quarter as of 4-30-13.

ICE NYX Pro Forma 2012

Combined business well diversified across asset classes, products and geographies

Pro Forma Business Mix: Net Revenues Pro Forma Product Mix: Futures Volumes (3)

Cash CDS Other Trading 4% 8% 10% Index

Futures & 10% Energy & Options Emissions Listings (1) (4) 44% 51% 12%

2012 Net 2012 Revenues Volumes

Market Data Interest 14% Rates 31%

Technology Services & Other 16%

2012 Pro Forma Net Revenues: $3.7bn (2) 2012 Pro Forma Contracts: 1,448mm

Pro Forma Geographic Mix: Net Revenues Pro Forma Geographic Mix: Futures Volumes (3)

North U.S.

America 55% 40%

2012 Net Europe & 2012 Revenues Asia Volumes

60% International 45%

(1) Includes historical ICE OTC revenues (excluding CDS)

(2) Does not reflect any adjustment for estimated transaction-related non-cash writedown of deferred revenue (3) Volumes as of December 31, 2012; excludes ICE OTC CDS volumes and Bclear 11 (4) Includes historical ICE OTC Energy contracts

ICE NYX Transaction Timeline

	DEC 12	JAN	FEB	MAR	APR	MAY	JUN	2H13
Competition Review		1/16/13 Filed with US DOJ for HSR notice	2/15/13 US competition clearance under the HSR Act expired	3/18/13 Filed for referral by UK, Spain & Portugal to European Commission (EC)	4/23/13 EC confirmed to oversee the European competition review	May/June 2013 Anticipate submission of Form CO	• *Phase 1* 25 working days • *Phase 2* 90 minimum working days • *Both subject to extension*	
Transaction Overview	12/20/12 Transaction announcement	1/28/13 S-4 filed with SEC		3/19/13 Amended and restated Merger Agreement	4/26/13 Record date for June 3 shareholder meeting	5/1/13 EU prospectus approval	06/3/13 ICE/NYX shareholder vote dates set for June 3	Anticipated closing subject to regulatory approvals
					4/30/13 S-4 deemed effective in U.S.		Seek completion of regulatory approvals: College of Regulators SEC, CFTC, etc.	

- Integration planning ongoing
- Continued focus on growth, expense discipline and corporate initiatives
- Updates to be provided as available via public filings

12

IntercontinentalExchange

Leading Global Energy Markets

Total Oil Futures & Options ICE Endex Transaction - Completed 1Q13

ADV (000)

ADV and OI OI (000)

Other Oil

+20% y/y 7,500

1,200 Developing transparent, on-exchange &

6,500

accessible EU nat gas market via ICE Endex

5,500

800 Leverages ICE infrastructure serving energy

4,500

markets and expertise in natural gas

3,500

 ICE Endex covers EU nat gas & power

400 2,500

derivatives, UK Dutch & Belgian spot nat gas 1,500 ICE Endex will benefit from ICE trading

0 500 platform and clearing capabilities

1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13

Brent Gas Oil Other Oil Open Interest

Brent Futures & Options ADV and OI Nat Gas Futures & Options ADV and OI

ADV (000) OI (000) ADV (000) OI (000)

700 3,000 2,000 40,000

600 2,500

1,500 30,000 500 2,000 400 1,500 1,000 20,000 300 1,000 200 500 10,000 100 500

0 0 0 0 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13

Nat Gas ADV Nat Gas OI Brent Futures & Options ADV Brent OI 13

Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures

Diverse Global Markets

Ag Futures & Options ADV and OI

ADV (000) OI (000) Market Overview

350 3,000

300 2,500 1Q13 Ag ADV (y/y change): Sugar +3%, Cotton 250 +27%, Coffee +14%, Cocoa +11%; Ag OI +7%

2,000

200 from Dec ‘12 to 2.7MM contracts

1,500

150 1Q13 FX ADV +22% y/y

1,000 Continued strength in EU energy options

100

50 500 Emissions activity driven by Phase III and

0 0 auctioning process underway

1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 Mandatory clearing Sugar ADV Other Ags ADV Ag OI Cetip Trader

EU Energy Options Volume Emissions Futures & Options ADV

Vol (000) ADV (000)

4,000 50

40 3,000

30 2,000 20

1,000

10

0 0

1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13

Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures

Five Themes in 2013

Commitment to Growth, Leadership & Customer Focus

 Commodity market expansion across energy and ag markets through new products, options market growth and new customers

 NYSE Euronext transaction regulatory approval, closing and integration

 Provision of cost- and capital-efficient regulatory reform solutions to meet transparency, reporting and clearing requirements

 Focus on range of OTC clearing opportunities across commodities and financials; successful transition of Liffe products to ICE Clear Europe

 Maintain culture of customer service, innovation, growth, and a focus on expense discipline coupled with best in class ROIC

APPENDIX

ICE Summary Balance Sheet

In millions

BALANCE SHEET 3/31/13 12/31/12 CHANGE

 Low leverage with debt to trailing

Assets

EBITDA of 1.0x as of 3/31/13

Unrestricted Cash $1,391 $1,612 -$221

Other Current Assets 33,984 32,138 1,846 Unrestricted cash of $1.4B; $911MM Current Assets 35,375 33,750 1,625 debt outstanding as of 3/31/13 PPE (net) 155 143 11

 1Q13 capital expenditures $25MM

Other Assets 3,329 3,321 7 o Cap ex equipment $5MM

Total Assets $38,859 $37,215 $1,644 o Real estate $11MM o Capitalized software $9MM

Liabilities & Equity

Current Liabilities $33,910 $32,246 $1,664 Existing credit facilities - $2.0B Long Term Debt 862 970 -108 available as of 3/31/13 o $1.7B available for general

Other Liabilities 325 323 1 corporate use

Total Liabilities 35,096 33,538 $1,558 o $303MM available for clearing

Redeemable Noncontrolling Int. 15 0 15 houses Total Equity 3,748 3,677 71

Total Liabilities & Equity $38,859 $37,215 $1,644

NOTE: Figures may not foot due to rounding.

Non-GAAP Net Income Attributable to ICE & EPS Reconciliation

In thousands 3 Months 3 Months Ended Ended 3/31/13 3/31/12

Net income attributable to ICE $135,442 $147,865 Add: NYSE Euronext transaction costs and banker fee relating to ICE Endex acquisition 17,089 - Add: Duplicate rent expense 3,348 - Less: Income tax benefit effect related to the items above (7,059) - Adjusted net income attributable to ICE $148,820 $147,865 Earnings per share attributable to ICE common shareholders: Basic $1.86 $2.04 Diluted $1.85 $2.02 Adjusted earnings per share attributable to ICE common shareholders: Adjusted basic $2.05 $2.04 Adjusted diluted $2.03 $2.02 Weighted average common shares outstanding: Basic 72,677 72,641 Diluted 73,175 73,252

Non-GAAP Operating Income, Operating Margin & Operating Expense Reconciliation

In thousands

3 Months 3 Months Ended Ended 3/31/13 3/31/12

Total revenues $351,897 $365,194 Total operating expenses 151,819 140,012 Less: NYSE Euronext transaction costs and banker fee relating to ICE Endex acquisition (17,089) - Less: Duplicate rent expense (3,348) -

Adjusted total operating expenses $131,382 $140,012 Adjusted operating income $220,515 $225,182

Operating margin 57% 62%

Adjusted operating margin 63% 62%

Historical Aggregate Data

2013

Trading Days* 21 19 20 22 21 21 22 21 21 23 19 22

Average Daily Volume (000s)

Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13

Energy 3,093 3,149 3,379 Ags 263 348 231 Financials 123 144 199

Total 3,478 3,640 3,809

*Canada had 22 trading days in Jan 2013

Rolling 3 Month Rate Per Contract (for the periond ending)

Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13

Energy $1.08 $1.07 $1.05 Ags $2.54 $2.59 $2.59 Financials $1.04 $1.03 $1.02

Total $1.18 $1.19 $1.17

2012

Trading Days* 20 20 22 20 22 21 21 23 19 23 21 20

ADV (000s)

Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12

Energy 3,700 3,596 2,807 2,795 3,075 3,032 2,703 2,576 2,888 3,067 2,836 2,375 Ags 228 301 248 311 230 336 236 217 263 214 221 175 Financials 146 167 212 164 176 234 138 109 188 118 142 170

Total 4,073 4,064 3,267 3,270 3,481 3,602 3,078 2,902 3,339 3,399 3,198 2,720

*Canada had 21 trading days in Jan 2012, 22 trading days in Aug 2012, 22 trading days in Oct 2012 and 19 trading days in Dec 2012

Rolling 3 Month RPC

Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12

Energy $1.08 $1.04 $1.04 $1.06 $1.07 $1.08 $1.10 $1.11 $1.11 $1.08 $1.08 $1.07 Ags $2.45 $2.59 $2.56 $2.57 $2.48 $2.54 $2.46 $2.47 $2.40 $2.40 $2.43 $2.47 Financials $0.90 $0.86 $0.93 $0.88 $0.91 $0.88 $0.92 $0.96 $1.00 $1.01 $1.01 $1.00

Total $1.15 $1.13 $1.14 $1.17 $1.17 $1.19 $1.20 $1.21 $1.21 $1.17 $1.17 $1.15

NOTE: Figures may not foot due to rounding

Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures